UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Support.com, Inc.

File No. 0-30901 - CF#33626

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     Support.com, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2014, a Form 8-K filed on April 9, 2015, and a Form 8-K filed on July 2, 2015.

     Based on representations by Support.com, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 8, 2014	through December 31, 2016
10.2	10-Q	May 8, 2014	through December 31, 2016
10.3	10-Q	May 8, 2014	through December 31, 2016
10.2	8-K	April 9, 2015	through December 31, 2016
10.2	8-K	July 2, 2015	through December 31, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary